

03052984

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
DEC 29 2003
SECTION
155

SEC FILE NUMBER
8- 32450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hepfner Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 West Big Beaver Road, Suite 142
(No. and Street)

Troy	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Hepfner 248-643-8916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perrin, Fordree & Company, P.C. - Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

901 Wilshire, Suite 400	Troy	Michigan	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex H. Hepfner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hepfner Securities Corp., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROL A THORSON
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Dec 20, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition/Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

During our audit, nothing came to our attention to indicate that the Company was in violation of the Exemptive Provisions 15-(3-3x2.1).

HEPFNER SECURITIES CORP.

FINANCIAL STATEMENTS
WITH
ADDITIONAL INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

OCTOBER 31, 2003

HEPFNER SECURITIES CORP.

- CONTENTS -

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA
Kevin P. Cairns, CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL®

Independent Auditors' Report

To the Board of Directors
Hepfner Securities Corp.
Troy, Michigan

We have audited the accompanying balance sheet of **HEPFNER SECURITIES CORP.** as of October 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HEPFNER SECURITIES CORP.** at October 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Net Capital Calculation (G) on Page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perrin, ForDree & Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.

Troy, Michigan
November 14, 2003

901 Wilshire Drive, Suite 400, Troy, Michigan 48084, telephone 248.362.3600, fax 248.362.4707, www.perrinfordree.com

HEPFNER SECURITIES CORP.
BALANCE SHEET
OCTOBER 31, 2003

ASSETS

Cash	$ 11,824
Accounts receivable	1,002
	$ 12,826

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Management fees payable		$ 902
Accrued federal income tax		355
		1,257
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value		
Authorized - 50,000 shares		
Issued and outstanding - 3,570 shares	$ 3,570	
Retained earnings	7,999	11,569
		$ 12,826

The accompanying notes are an integral part of the financial statements.

HEPFNER SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2003

REVENUES:		
Commissions and fees	$ 237,770	
Interest income	19	
Total revenues		$ 237,789
EXPENSES:		
Management fees	172,177	
Other operating expenses	67,174	
Total expenses		239,351
LOSS BEFORE INCOME TAXES		(1,562)
INCOME TAXES		3,355
NET LOSS		$ (4,917)

The accompanying notes are an integral part of the financial statements.

HEPFNER SECURITIES CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2003

	COMMON STOCK			
	NUMBER OF SHARES	VALUE	RETAINED EARNINGS	TOTAL
BALANCE - October 31, 2002	3,570	$ 3,570	$ 12,916	$ 16,486
NET LOSS	-	-	(4,917)	(4,917)
BALANCE - October 31, 2003	3,570	$ 3,570	$ 7,999	$ 11,569

The accompanying notes are an integral part of the financial statements.

HEPFNER SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 262,130	
Cash paid to suppliers	(261,275)	
Interest received	19	
Net cash to operating activities		$ 874
CASH AND CASH EQUIVALENT:		
BALANCE - November 1, 2002		10,950
BALANCE - October 31, 2003		$ 11,824

RECONCILIATION OF NET LOSS TO NET CASH TO OPERATING ACTIVITIES

NET LOSS		$ (4,917)
Changes in assets and liabilities which increase (decrease) cash flows:		
Accounts receivable	$ 24,360	
Deferred tax asset	3,000	
Management fees payable	(21,924)	
Income tax payable	355	5,791
NET CASH TO OPERATING ACTIVITIES		$ 874

The accompanying notes are an integral part of the financial statements.

HEPFNER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Hepfner Securities Corp. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Securities transactions are recorded on a trade date basis.

Organization

Hepfner Securities Corp. (the Company) was incorporated on September 20, 1984, under the laws of the State of Michigan. The Company is a registered securities broker/dealer that places customer trades directly with mutual funds and insurance companies. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking and savings accounts and all highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company pays a management fee to a company owned by the sole stockholder. The management fees charged to expense for the year ended October 31, 2003, were $172,177.

NOTE 2 - RELATED PARTY TRANSACTIONS - CONTINUED:

Management fees payable of $902 at October 31, 2003, are due to the related company.

NOTE 3 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At October 31, 2003, the Company's net capital is $11,569 , minimum required net capital is $5,000, and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately .11 to 1.0.

NOTE 4 - INCOME TAXES:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to effect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

The federal income tax expense was calculated as follows for October 31, 2003:

Currently payable	$ 355
Change in deferred tax asset	3,000
Income tax	$ 3,355

The difference between the U.S. Federal Statutory Tax Rate and the Company's effective tax rate is due primarily to nondeductible permanent differences between financial and tax reporting.

HEPFNER SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2003

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 11,569
Add allowable credits	-
Total capital and allowable credits	11,569
Deduct non-allowable assets - other	-
Net capital before haircuts on securities positions	11,569
Less haircuts on securities positions	-
Net capital	$ 11,569
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 902
Other accounts payable and accrued expenses	355
Total aggregate indebtedness	$ 1,257
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of):	
Company (6.67% of total aggregate indebtedness)	$ 84
Broker-dealer	5,000
Total	$ 5,000
EXCESS NET CAPITAL	$ 6,569
EXCESS NET CAPITAL AT 1,000%	$ 11,443
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	.1086
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of October 31) -	
Net capital, as reported in Company's Part IIA FOCUS report	$ 11,924
Net capital per above	11,569
Difference: income tax payable	$ 355

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA
Kevin P. Cairns, CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL®

To the Board of Directors
Hepfner Securities Corp.
Troy, Michigan

In planning and performing our audit of the financial statements of **HEPFNER SECURITIES CORP.** (the Company) for the year ended October 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control. Among the elements of the internal control that we considered are the accounting system and control procedures.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17A-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

901 Wilshire Drive, Suite 400, Troy, Michigan 48084, telephone 248.362.3600, fax 248.362.4707, www.perrinfordree.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the accounting system and control procedures that we considered to be a material weakness as defined above:

- The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report on such condition does not modify our opinion dated November 14, 2003, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Perrin, Fordree & Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.
Troy, Michigan
November 14, 2003